February 11, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Charles Eastman
Ms. Jean Yu

Re:	SEC Comment Letter dated January 28, 2020
Tyson Foods Inc.
Form 10-K for the fiscal year ended September 28, 2019
Filed November 12, 2019

File No. 001-14704

Dear Mr. Eastman and Ms. Yu:

In response to your letter dated January 28, 2020, Tyson Foods, Inc. (the “Company”, “Tyson”, “we” or “our”) submits the accompanying response to the comments set forth in your letter that pertain to the Company’s Annual Report on Form 10-K for the year ended September 28, 2019 (the “Form 10-K”), which was filed with the Commission on November 12, 2019. For the staff’s convenience, we have restated the comments in their entirety with our responses following immediately thereafter. Please telephone me (479-290-8439) or either of my colleagues, Steve Gibbs, Senior Vice President, Controller and Chief Accounting Officer (479-290-4033), or R. Read Hudson, Senior Vice President, Associate General Counsel and Secretary (479-290-7023), with any questions or comments.

Very truly yours,

/s/ Stewart Glendinning
Stewart Glendinning
Executive Vice President and Chief Financial Officer

Form 10-K for the fiscal year ended September 28, 2019

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Summary of Results

Cost of Sales 2019 vs. 2018, page 26

Staff Comment

1.
We note your disclosure of a $60 million increase in raw material costs in your Prepared Foods segment. In your earnings call on November 12, 2019, you appear to indicate that a driver of the increase was related to issues with your SAP installation. In addition, you also note on the call that the SAP installation may also be a driver of a sizable adjustment of your inventory levels. To help us better understand your statements in your earnings call and its related impact on your financial statements, please describe for us in greater detail the nature of the issue(s) associated with the SAP installation and its related impact to your financial statements, including the effect on your inventory levels which notably increased in 2019. As part of your response, please tell us the periods affected and quantify the amount for each item identified. Please also tell us if the underlying implementation issues have been resolved or, if not, what your assessment of the potential impact is for future reporting periods.

Tyson Response
To best organize our response, we have separated your comment into several subsections below.

I.
We note your disclosure of a $60 million increase in raw material costs in your Prepared Foods segment. In your earnings call on November 12, 2019 you appear to indicate that a driver of the increase was related to issues with your SAP installation.

The approximately $60 million increase in raw material costs in our Prepared Foods segment disclosed in our Form 10-K, filed on November 12, 2019, was related to fiscal 2019 vs fiscal 2018 meat commodity and ingredient cost inflation and was not related to the impact of our SAP implementation.

As discussed in Mr. Glendinning’s prepared remarks on the November 12, 2019, earnings call, there was an approximately $40 million negative impact to operating income related to discounted sales and inventory write downs primarily related to issues associated with our SAP implementation and was a fourth quarter fiscal 2019 vs fourth quarter fiscal 2018 comparison.

On our November 12, 2019 earnings call, Peter T. Galbo asked about the performance of our Prepared Foods segment, referencing the impact of the approximately $60 million increase in raw material costs in fiscal 2019 vs 2018 (the “Galbo question”). In response, Mr. White explained that the overall performance of our Prepared Foods segment was impacted not only by the increase in raw material costs, but also by issues associated with our SAP implementation, as previously disclosed by Mr. Glendinning in his prepared remarks explaining that the SAP implementation negatively impacted operating income by approximately $40 million in the fourth quarter of fiscal 2019. Mr. White’s mention of a fourth quarter “adjustment” in response to the Galbo question was not a reference an accounting adjustment, but rather a reference to the approximately $40 million operating income impact associated with the SAP implementation.

II.	please describe for us in greater detail the nature of the issue(s) associated with the SAP installation

In April 2019, the Company began migrating three legacy ERP systems into one instance of SAP. The primary issue related to delays in generating detailed inventory batch-level reporting, which inhibited our ability to timely ship some inventory before it aged to an extent that it could no longer be sold for full list price. Because our inventory shelf-life is limited due to the nature of the product and customer specifications, this resulted in a larger amount of inventory being sold at a reduced price through discount channels and a larger amount of inventory write downs and donations.

III.	and its related impact to your financial statements

In the fourth quarter of fiscal 2019, due to the inventory issues related to our SAP implementation, we realized a negative operating income impact of approximately $40 million to our Prepared Foods and Chicken segments. The impact was approximately $15 million increase in discounted sales, approximately $20 million increase in write downs and approximately $5 million increase in donations.

IV.	including the effect on your inventory levels which notably increased in 2019.

The primary drivers for the increase to our inventory were not related to the SAP implementation. In fiscal 2019, our inventory levels increased in our Chicken segment and International/Other due to acquisitions, including Keystone Foods, accounting for approximately $260 million of inventory, and our Thai and European operations acquired from BRF S.A., accounting for approximately $200 million of inventory. Additionally, we attribute approximately $75 million of the increase in inventory to raw material cost inflation in our Prepared Foods segment. The remaining increase compared to fiscal 2018 that may have been associated with our SAP implementation is approximately $60 million.

V.	please tell us the periods affected

The period affected was the fourth quarter of fiscal 2019.

VI.	and quantify the amount for each item identified.

Addressed in response to subsections III and IV.

VII.	Please also tell us if the underlying implementation issues have been resolved or, if not, what your assessment of the potential impact is for future reporting periods.

We experienced a similar level of discounted sales, inventory write downs and donations during the first quarter of fiscal 2020 as we did in the fourth quarter of fiscal 2019, which was disclosed in our Form 10-Q for the first quarter of fiscal 2020 filed on February 6, 2020. While the issues have not yet been fully resolved and we are not able to project the full impact on future reporting periods, we expect to see improvements as we return to normal levels in resolving the operational issues resulting from the SAP implementation.

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